

May 3, 2012

Via E-mail
Raymond A. Blanchette, III
President and Chief Executive Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive, Suite 300
Houston, TX 77063

>   **Re: Ignite Restaurant Group, Inc.**
>   **Amendment No. 6 to the Registration Statement on Form S-1**
>   **Filed April 30, 2011**
>   **File No. 333-175878**

Dear Mr. Blanchette:

We have reviewed your revised registration statement and have the following additional comments.

New and Revised Financial Accounting Standards, page 73

1. We note you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act. Please revise to include a statement that the election is irrevocable.

Exhibit 5.1

2. Please have counsel revise the legality opinion to opine that the Secondary Shares are duly authorized and validly issued, fully paid, and non-assessable. Otherwise, please tell us why you are providing a "will be" opinion on these shares.

3. We note that the par value of the common stock has changed from $1.00 per share to $0.01 per share. Please have counsel revise the opinion accordingly.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Jason K. Zachary
       Kirkland & Ellis LLP